

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

By U.S. Mail and facsimile: (212) 635-1121

Robert P. Kelly
Chairman and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, New York 10286

        Re: The Bank of New York Mellon Corporation
            Form 10-K for fiscal year ended December 31, 2009
            Filed February 26, 2010
            Form 10-Q for quarterly period ended June 30, 2010
            Filed August 6, 2010
            File No. 000-52710

Dear Mr. Kelly:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Hugh West
                          Branch Chief